Alamos Gold Inc.	Suite 2010,120 Adelaide Street West Toronto, Ontario Canada M5H 1T1 Telephone: (416) 368-9932 1-866-788-8801 Website: www.alamosgold.com Trading Symbol: TSX : AGI

Wednesday, August 9, 2006	For Immediate Release

Alamos Gold  Inc. Reports Second Quarter 2006 Financial Results

Toronto, Ontario - Alamos Gold Inc. (Alamos) (TSX: AGI) (the “Company”) announces that it has released its unaudited interim financial results for the three-month and six-month periods ended June 30, 2006. Unaudited consolidated financial statements are attached, and together with accompanying notes and management’s discussion and analysis for the three-month and six-month periods ended June 30, 2006 and 2005 will be available under the Company’s name at www.sedar.com.

All figures are unaudited and in United States dollars unless otherwise stated.

Second Quarter 2006 Highlights:

During the three-month period ended June 30, 2006, the Company:

▪

Announced commercial production at its Mulatos mine (Mine) in Sonora, Mexico on April 1

▪

Sold 23,780 ounces of gold at an average realized price of $618 per ounce for proceeds of $14.7 million

▪

Produced 24,333 ounces of refined gold and gold in dore at a cash operating cost of $261 per ounce of gold sold

▪

Realized a cash margin per ounce of gold sold of $326 per ounce, a 34% increase from the previous quarter and 103% higher than the Feasibility Study level

▪

Continued its Phase II expansion program to increase throughput by 50% above the Feasibility Study level to 15,000 tonnes of ore per day

▪

Cash provided by operating activities of $1,083,000 in the quarter and $1,556,000 for the six-month period ended June 30, 2006

▪

Recognized a loss of $287,000 in the quarter and earnings of $285,000 for the six-month period ended June 30, 2006

▪

Restructured its debt by providing an incentive to debenture holders for early conversion into common shares, resulting in 97% of the debentures being converted

▪

Converted all its outstanding warrants into common shares for proceeds of $7 million

▪

Disposed of its La Fortuna property in exchange for 5 million common shares of Morgain Minerals Inc.

Results of Operations

The Mulatos mine achieved commercial production April 1, 2006. The Company produces gold in dore bars for shipment to a refinery. Gold may be sold in refined form or as dore.

Gold production at the Mine in the second quarter of 2006 was 24,333 ounces of gold in dore and gold sales were 23,780 ounces. On a year-to-date basis, the Mine produced 45,733 ounces of gold and gold sales were 46,450 ounces.  All reported Mine production is subject to final refinery settlement.

The crusher became operational in February 2006 and is achieving improved throughput. In the first quarter of 2006, 30% of the ore stacked on the pad was crushed, with the balance representing run-of-mine (un-crushed) ore. In the second quarter of 2006, 54% of the ore stacked on the pad was crushed. Beginning in July 2006, throughput has advanced to the point where only crushed ore was taken to the pad. Average production of crushed ore in July 2006 was 13,400 tonnes per day.

The tables below outline key production and cost indicators during the first and second quarters of 2006, compared to the fourth quarter of 2005:

Production summary	Q2 2006	Q1 2006	Q4 2005 (1)

Ounces produced	24,333	21,400	5,517

Ore mined – tonnes	1,224,319	1,165,787	634,398
Waste mined – tonnes	2,070,213	2,198,484	2,207,501
Total tonnes mined	3,294,532	3,364,271	2,841,899

Tonnes of ore per day	13,600	13,100	6,896
Tonnes of ore crushed per day (2)	6,800	6,450	N/A

Waste-to-ore ratio	1.69	1.89	3.48

Grade (g/t)	1.65	1.82	1.57

Costs per tonne summary	Q2 2006	Q1 2006	Q4 2005	Feasibility Study (3)
Mining cost per tonne	$1.33	$1.29	$1.56	$0.95

Mining cost per tonne of ore	$3.64	$3.71	$7.00	$2.44
Crushing cost per tonne of ore	$1.99	$2.28	N/A	$1.15
Processing cost per tonne of ore	$1.81	$1.45	$2.31	$1.98
Administration cost per tonne of ore	$1.26	$1.22	$0.99	$0.97

Cost per tonne of ore	$8.70	$8.66	$10.30	$6.54

(1)

Comparable to the pre-production period in the Feasibility Study, where ore was stockpiled

(2)

Tonnes of ore crushed per day for Q1 2006 reflects the results of March 2006 only as the crushing and conveying system was successfully commissioned in February 2006. During Q4 2005, the crusher was not operational, accordingly there are no amounts reported during this period

(3)

Average life of mine amounts as reported in the Feasibility Study.

Cash operating cost per ounce of gold sold was $261 in the second quarter of 2006 compared with $308 in the first quarter of 2006. On a year-to-date basis, cash operating costs per ounce of gold sold was $284. Cash operating costs were higher than feasibility due primarily to the higher mining and crushing costs noted above and due to expected lower recoveries from run-of-mine ore compared with crushed ore.  Recoveries are expected to improve with the elimination of stacking run-of-mine ore in July 2006, and with a further reduction in crush size. The Company realized a cash margin of $326 per ounce compared with $243 per ounce in the first quarter, based on the realized gold price. The cash margin calculated in the Feasibility Study was $160 per ounce.

The Company expects to reduce the cash cost per tonne of ore by using a higher throughput to achieve economies of scale and to offset higher than expected energy and transportation related costs. Mining costs per tonne of ore are expected to improve through the use of new Company loaders to replace contract loaders; haulage and ore stacking costs are expected to decrease through the elimination of run-of-mine ore and the implementation of a new stacking system in the fourth quarter of 2006. The Company anticipates that higher crusher throughput will increase recoveries from those experienced in the first and second quarters of 2006 and lower the cash operating cost per ounce to the $210 - $225 range by the end of 2006. Average cash operating costs for the year are expected to be $250 per ounce sold. At the current price of gold, royalties are expected to add $30 - $35 to the total cash cost per ounce. Due to lower than budgeted crushed tonnage in the first and second quarter, and the resulting lower than budgeted recoveries from the run-of-mine ore, the Company expects that production will be in the range of 110,000 to 120,000 ounces for 2006, down from previous expectations.

Operating cash margins in the second quarter of 2006 were $326 per ounce of gold sold, a 34% increase over first quarter level of $243.

Mine operating costs allocated to ounces sold are summarized in the table below for the periods indicated (change % is from Q1-2006 to Q2-2006):

	Q2 2006	Change	Q1 2006	Q4 2005
		%
Gold production – ounces	24,333	+13.7	21,400	5,517
Gold sales – ounces	23,780	+4.9	22,670	4,950

Cash operating costs (000)(1)	$6,195	-11.2	$6,975	$1,970
- Per ounce sold	$261	-15.3	$308	$398

Royalties and production taxes (000)(4)	$750	N/A	-	-
Total cash costs (000)(2)	$6,945	-	$6,975	$1,970
- Per ounce sold	$292	-5.2	$308	$398

Amortization (000)	$2,030	+5.1	$1,931	$477
Accretion of asset retirement obligations (000)	$39	+2.6	$38	$7
Total production costs (000)(3)	$9,014	+0.8	$8,944	$2,454
- Per ounce sold	$379	-3.8	$394	$496

- Realized gold price per ounce	$618	+12.2	$551	$462
- Realized cash margin per ounce (5)	$326	+34.1	$243	$64

Note:  periods are not directly comparable as Q4 2005 had a higher initial waste-to-ore ratio

(1)

Cash operating costs is a non-GAAP measure which includes all direct mining costs, refining and transportation costs and by-product credits. Cash operating costs is equivalent to mining and processing costs as reported in the Company’s financial statements.

(2)

Total cash costs is a non-GAAP measure which includes all cash operating costs and royalties and production taxes. Total cash costs is equivalent to mining and processing costs and royalties as reported in the Company’s financial statements.

(3)

Total production costs is a non-GAAP measure which includes all total cash costs, amortization, and accretion of asset retirement obligations. Total production costs is equivalent to mining and processing costs, royalties, amortization and accretion of asset retirement obligations as reported in the Company’s financial statements.

(4)

Production royalties are included as of April 1, 2006 at 5% of net precious metals revenues.

(5)

Realized cash margin per ounce is a non-GAAP measure which is calculated as the difference between the Company’s gold sales and mining and processing and royalties expenses as reported in the Company’s financial statements.

Financial Results

A summary of the Company’s financial results for the three and six-month periods ended June 30, 2006 and 2005 is presented below:

	Q2 2006	YTD 2006	Q2 2005	YTD 2005

Cash provided by (used for) operating activities (000)	$1,083	$1,556	($1,599)	($1,844)
(Loss) earnings for the period (000)	($287)	$285	($2,473)	($3,854)
(Loss) per share (1)	($0.08)	($0.07)	($0.03)	($0.05)
Weighted average number of common shares outstanding - Basic	83,289,000	81,532,000	77,147,000	77,121,000

(1)

Loss per share includes the debt settlement expense related to the early conversion of convertible debentures that was charged to retained earnings of $5,990,000 or $0.07 per share.

The Company generated cash from operating activities of $1,083,000 in the second quarter of 2006, and $1,556,000 on a year-to-date basis. These amounts are net of investments in working capital of $5,275,000 in the first quarter and $8,585,000 in the six-month period ended June 30, 2006. The Company incurred a loss of $287,000 or $0.08 per share ($nil per share before conversion of convertible debentures) in the second quarter. The second quarter of 2006 was adversely affected by special charges relating to the incentive offering to debenture holders to convert their debenture holdings into common shares. Debt settlement expense of $414,000 was charged to earnings in the period, and $5,990,000 was charged to retained earnings. The Company expects to benefit significantly in future quarters as a result of the early conversion, by eliminating the future interest, accretion and foreign exchange costs associated with the converted debentures. Results for the three and six-month periods ended June 30, 2005 are not comparable as they do not reflect mining activities.

Exploration

Exploration activities have been focused on the Escondida Hanging Wall Zone (EHWZ), Escondida Main Zone (EMZ), and El Victor resource expansion projects and near-mine high-grade exploration prospects at San Carlos and Puerto del Aire.  Escondida underground drilling is now complete, with a total of 128 underground core holes (10,276 meters) drilled in the deposit. The underground drill rigs have been moved to El Victor, where drilling is in progress. Thirty-one drill holes (1,852 meters) have been drilled to date in the El Victor East area, and 15 holes (1,093 meters) in the El Victor West adit. An RC drill rig has also been allocated to surface drilling in the El Victor areas to supplement the underground drilling. The underground contractor has been moved from El Victor to Escondida for continued development drilling access for the Gap zone, and excavation of a bulk sampling drift into the EHWZ.

Resource estimates for both the EHWZ and EMZ are in progress, delayed by difficult drilling conditions and the need for additional holes after discovery of the EHWZ. Up to 12 additional infill holes may be required to complete the resource estimate. Core processing and data collection for the resource estimates is well under way.

Phase I drilling was recently completed at San Carlos, located at the extreme northeast end of the Escondida – El Victor mineralization trend. The area was selected as a high-priority exploration target based on geologic similarities to the EHWZ. Thirty-three surface holes (6,303 meters) and four underground core holes (353.3 meters) have been drilled, and have delineated an extensive area of blind silicified breccias.  Gold intercepts to date include 35.0 meters of 3.0 g/t in 06SC008 and 48.8 meters of 4.49 g/t in 06SC018. Widths are believed to approximate true widths based on sectional work indicating stratigraphic-hosted mineralization, but will need additional drilling to confirm zone geometry. The zone has not been closed by drilling. The Company expects to release more information, including a surface map of drill locations, in the near future.

The exploration programs are being carried out under the direction of Ken Balleweg, P. Geol, BSc. Geological Engineering, M.S. Geology, Alamos' Vice President of Exploration and the Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including the insertion of standards and blanks on a regular basis. Sample are sent to ALS Chemex Inc. in Hermosillo, Mexico for sample preparation and then to Vancouver, British Columbia for analysis.  Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t. A 0.5g/t cut-off grade was used for calculation of composite intervals, with only a single 1.5m interval of sub-0.5 g/t material allowed within a composite interval.

Liquidity and Capital Resources

In May 2006, the Company received approval from a majority of the holders of the debenture to amend the terms of the trust indenture agreement to allow for early conversion of the outstanding debenture. The Company offered debenture holders an incentive conversion ratio, resulting in approximately 97% of the outstanding debentures being converted into common shares of the Company at conversion ratios between 20.5907 and 20.3824 common shares of the Company for each CDN$100 principal amount of debenture. In conjunction with the conversion, the accrued interest payable to the debenture holders that opted to convert was paid in common shares at a rate of 18.86792 for each CDN$100 principal amount of debenture.

The early conversion of convertible debentures resulted in the issuance of 10,146,219 common shares and resulted in a reduction in the liability portion of the convertible debenture from $33.7 million at March 31, 2006 to $1.1 million at June 30, 2006. In addition, $0.8 million of accrued interest was settled in common shares.

As of June 30, 2006, the Company had an unsecured $16 million revolving line of credit with a bank, available for general corporate purposes. At the end June 2006, $3 million had been drawn on this facility.  Subsequent to the end of the second quarter 2006, the loan facility was extended in the amount of $10 million at the Company’s option for an additional one-year term.

Outlook

The Company is expected to reach 15,000 tonnes of crushed ore per day in the third quarter of 2006. July production has achieved 89% of that target. Higher gold recoveries from crushed ore and cost control efforts at the Mine are expected to further improve mine operating costs on a per unit basis. The Company expects to reduce its cash operating cost per ounce to between $210 and $225 per ounce of gold in the fourth quarter of 2006, and average $250 per ounce for the year. For 2006, the Company forecasts gold production of between 110,000 and 120,000 ounces of gold in 2006, which is less than its previous target as a result of longer than expected commissioning of the crusher system to obtain targeted throughput.

The early conversion of substantially all of the convertible debentures has significantly reduced the Company’s long-term debt and will improve the Company’s future earnings by eliminating the accretion, interest, amortized financing costs and foreign exchange volatility associated with the convertible debentures. Approximately $1.2 million of recurring charges relating to the debenture will be removed from quarterly earnings. As well, the Company will benefit from a reduction in the effective tax rate.

Conference call - Webcast

Alamos’ senior management will host a conference call on Thursday, August 10th, at 11:00 a.m. EDT (8:00 am PDT) to discuss its financial results and exploration and operations activities.

Conference Call:

Live Conference Call:

Local Access:  416-695-5261

Toll-Free Access:  1-877-888-3855

Instant Replay Access information:

Local Access:  416-695-5275

Toll-Free Access:  1-888-509-0081

Passcode:  629002

Expiry Date:  August 22nd, 2006

Webcast:

The conference call will also be webcast live at www.alamosgold.com

Alamos’ common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol “AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This document contains “forward-looking statements” that involve a number of risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward- looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; future prices of gold; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, fluctuations in metal prices, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and . Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward- looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

ALAMOS GOLD INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - stated in thousands of United States dollars)

	Note Ref.	June 30, 2006	December 31, 2005
A S S E T S
Current Assets
Cash and cash equivalents		$13,489	$4,519
Restricted cash	10	76	1,219
Fair value of forward contracts	17	59	966
Amounts receivable	3	4,653	3,862
Advances and prepaid expenses	4	3,144	1,935
Inventory	5	18,091	9,989
		39,512	22,490
Deferred financing charges	6	-	1,183
Long-term investment	8	1,100	-
Mineral property held for sale	8	-	1,013
Mineral property, plant and equipment	7	107,965	101,514
		$148,577	$126,200
L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$3,124	$5,323
Bank loan	10	3,000	3,000
Current portion of capital lease obligations	9	1,200	1,190
		7,324	9,513
Future income taxes		160
Capital lease obligations	9	6,314	3,616
Convertible debenture	10	1,134	33,326
Asset retirement obligations	11	2,190	2,100

S H A R E H O L D E R S’ E Q U I T Y
Share capital	12	157,207	87,830
Warrants		-	265
Convertible debenture	10	306	9,983
Contributed surplus	13	3,250	3,170
Deficit		(29,308)	(23,603)
		131,455	77,645
		$148,577	$126,200

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND DEFICIT

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended		For the six-month periods ended
	June 30		June 30
	2006	2005	2006	2005
OPERATING REVENUES
Gold sales	$14,700	-	$27,190	-

OPERATING EXPENSES
Mining and processing	6,195	-	13,170	-
Royalties	750	-	750	-
Amortization	2,030	56	3,961	117
Exploration	1,468	147	1,875	389
Corporate and administrative	1,389	1,033	2,104	1,683
Stock-based compensation	640	927	780	927
Accretion of asset retirement obligations	39	3	77	5
	12,511	2,166	22,717	3,121
EARNINGS (LOSS) FROM OPERATIONS	2,189	(2,166)	4,473	(3,121)

Interest income	123	324	187	605
Interest expense	(805)	(304)	(1,588)	(618)
Financing charges	(161)	(34)	(301)	(88)
Accretion of convertible debenture discount	(445)	(208)	(930)	(453)
Foreign exchange loss	(1,010)	(85)	(1,009)	(179)
Other loss	(318)	-	(387)	-

(Loss) earnings before income tax for the period	(427)	(2,473)	445	(3,854)
Future income taxes	140	-	(160)	-
(Loss) earnings for the period	(287)	(2,473)	285	(3,854)
Deficit, beginning of period	(23,031)	(15,537)	(23,603)	(14,156)
Conversion of convertible debentures	(5,990)	-	(5,990)	-
Deficit, end of period	$(29,308)	$(18,010)	$(29,308)	$(18,010)

Loss per share – basic (note 16)	$(0.08)	$(0.03)	$(0.07)	$(0.05)

Weighted average number of common shares outstanding (note 16)	83,289,000	77,147,000	81,532,000	77,121,000

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods		For the six-month periods
	ended June 30		ended June 30
Cash provided by (used for):	2006	2005	2006	2005
Operating Activities
(Loss) earnings for the period	$ (287)	$ (2,473)	$ 285	$ (3,854)

Adjustments for items not involving cash:
Amortization	2,030	56	3,961	117
Accretion of asset retirement obligations	39	3	77	5
Foreign exchange loss (gain) on convertible debenture	1,557	(364)	1,491	406
Fair value of forward contracts	664	-	907	-
Interest expense settled with common shares	835	-	835	-
Future income taxes	(140)	-	160	-
Accretion of convertible debenture discount	445	208	930	453
Loss on settlement of convertible debenture	414	-	414	-
Amortization of deferred financing charges	161	61	301	101
Stock-based compensation	640	927	780	927
Changes in non-cash working capital:
Amounts receivable	(345)	(138)	(791)	(330)
Inventory	(3,528)	(546)	(5,520)	(546)
Prepaid expenses	(21)	29	(75)	23
Accounts payable and accrued liabilities	(1,381)	638	(2,199)	854
	1,083	(1,599)	1,556	(1,844)
Investing Activities
Short-term investments	-	-	-	15,000
Deposits and advances to contractors	(514)	(1,886)	(1,134)	(2,399)
Mineral property, plant and equipment	(8,712)	(14,785)	(13,068)	(25,466)
	(9,226)	(16,671)	(14,202)	(12,865)
Financing Activities
Convertible debenture issued	-	-	-	40,306
Common shares issued	7,519	133	17,765	1,093
Bank loan	(3,000)	-	-	-
Capital lease advances	3,023	-	3,023	-
Capital lease repayments	(126)	-	(315)	-
Restricted cash	2,281	-	1,143	(2,355)
Deferred financing charges	-	(100)	-	(1,716)
	9,697	33	21,616	37,328

Net increase (decrease) in cash and cash equivalents	1,554	(18,237)	8,970	22,619
Cash and cash equivalents - beginning of period	11,935	53,983	4,519	13,127
Cash and cash equivalents - end of period	$13,489	$35,746	$13,489	$35,746
Supplemental information:
Interest paid	$ 220	$ -	$ 1,535	$ -